

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2024

Gerard Michel
Chief Executive Officer
Delcath Systems, Inc.
566 Queensbury Avenue
Queensbury, NY 12804

Re: Delcath Systems, Inc.
Registration Statement on Form S-3
Filed April 29, 2024
File No. 333-278989

Dear Gerard Michel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Juan Grana at 202-551-6034 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Ryan S. Sansom, Esq.